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WILLIAM J. BIELEFELD

william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

October 2, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  John Ganley, Division of Investment Management

Re:          KKR Income Opportunities Fund (the “Fund”)

(File Nos. 811-22543 and 333-219679)

Dear Mr. Ganley:

Thank you for your telephonic comments on the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2017 (the “Registration Statement”).  The comments of the staff of the SEC (the “Staff”), along with the Fund’s responses, are set forth below.  Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC.  Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

PROSPECTUS:

Comment 1.         In the “Offering” section of the Prospectus Summary, please disclose that (i) the Fund may offer either transferable or non-transferable subscription rights and (ii) the Fund may sell common shares below NAV in connection with a rights offering and, if so, shareholders may experience dilution.

Response 1.          The disclosure has been revised accordingly.

Comment 2.         Please confirm supplementally whether the Fund invests in unitranche loans.

Response 2.          The Fund confirms that it does not invest in unitranche loans.

Comment 3.         In the “Investment Strategies” section in the Prospectus Summary, the disclosure states that derivative instruments “will be counted toward the 80% Policy to the extent they have economic characteristics similar to the securities included within the 80% Policy.”  Please disclose whether the Fund will value derivatives based on their market value or notional value for purposes of the 80% Policy.

Response 3.          The disclosure has been revised accordingly.

Comment 4.         In the “Risk Factors” section in the Prospectus Summary, the risk factor “Potential Dilution in Rights Offering Risk” discloses that “if the subscription price per share is below the NAV per share of the Fund’s shares on the expiration date of the rights offering, a shareholder will experience an immediate dilution of the aggregate NAV of their shares if the shareholder does not participate in the offering and the shareholder will experience a reduction in the NAV per share of their shares whether or not the shareholder participates in the offering.”  Please clarify the referenced disclosure as the Staff notes that “dilution” of NAV and “reduction” in the NAV are interchangeable.

Response 4.          The disclosure has been revised accordingly.

Comment 5.         Please confirm whether there are fees associated with the Fund’s Dividend Reinvestment Plan, in addition to brokerage commissions incurred by the Plan Administrator. If there are such fees, please include those fees in the Fund’s fee table.

Response 5.          The Fund confirms that each participant in the Fund’s Dividend Reinvestment Plan pays a fee, which includes any applicable brokerage commissions incurred by the Plan Administrator, in connection with open market purchases and sales of the Fund’s shares through the Plan Administrator.  The Fund has revised the fee table to reflect those fees and has also revised the disclosure in footnote 2 to the Fund’s fee table.

Comment 6.         Footnote 3 of the Fund’s fee table discloses the Fund’s annual expenses assuming that the Fund does not utilize leverage. Unless there is a significant likelihood of the Fund not using leverage, please remove footnote 3.

Response 6.          The disclosure has been revised accordingly.

Comment 7.         In light of the Fund’s borrowings, please revise the disclosure to include the information required by Item 4.3 of Form N-2.

Response 7.          The disclosure has been revised accordingly.

Comment 8.         On page 101, the Prospectus discloses that the Board may consider certain actions that might reduce or eliminate any material discount from NAV in respect of common shares, including “the repurchase of such shares in the open market.” The Staff notes that the referenced disclosure would not be considered adequate notice prior to the Fund repurchasing its shares under Rule 23c-1.  Please explain supplementally how the Fund will provide adequate notice in accordance with Rule 23c-1 if it plans on engaging in an open-market repurchase.

Response 8.          The Fund will include disclosure in its shareholder report to provide notice to shareholders in accordance with Rule 23c-1 that the Fund may purchase its common shares from time to time in the open market.

PROSPECTUS SUPPLEMENT — SUBSCRIPTION RIGHTS TO ACQUIRE COMMON SHARES:

Comment 9.         On page R-1, please disclose whether the Fund will be issuing transferable or non-transferable subscription rights.

Response 9.          The disclosure has been revised accordingly.

Comment 10.       On page R-2, the Prospectus Supplement discloses that “you may experience substantial dilution or accretion of the aggregate net asset value of your common shares depending upon whether the Fund’s net asset value per common share is above or below the subscription price on the expiration date” (emphasis added).  Please bracket the disclosure related to the accretion of the aggregate net asset value.

Response 10.        The disclosure has been revised accordingly.

Comment 11.       On page R-20, please revise the disclosure that “common shares are currently trading at a [premium] to their net asset value” to state that the “common shares are currently trading at a [premium]/[discount] to their net asset value.”

Response 11.        The disclosure has been revised accordingly.

Comment 12.       On page R-20, please bracket the disclosure stating that “if the Subscription Price is above the Fund’s net asset value per share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per share of your common shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your common shares whether or not you participate in the offering.”

Response 12.        The disclosure has been revised accordingly.

Comment 13.       On page R-20, please bracket the examples provided under “Scenario 2 (assumes net asset value per share is below subscription price).”

Response 13.        The disclosure has been revised accordingly.

PART C:

Comment 14.       Please represent supplementally that the Fund will file an unqualified opinion of counsel in a post-effective amendment with each take-down from this Registration Statement, consistent with Staff Legal Bulletin No. 19.

Response 14.        The Fund represents that it will file an unqualified opinion of counsel in a post-effective amendment with each take-down from this Registration Statement.

Comment 15.       Please represent that the Fund will file the Dealer Manager Agreement for any rights offering and the Underwriting Agreement for any equity offering as an exhibit to the Registration Statement in a post-effective amendment.

Response 15.        The Fund represents that the Dealer Manager Agreement will be filed as an exhibit to the Registration Statement.

Comment 16.       Consistent with Rule 483(b) under the 1933 Act, if the name of any officer signing on behalf of the Fund is signed pursuant to a power of attorney, please file as an exhibit a certified copy of the resolution of the Board authorizing such signature.

Response 16.        The Fund appreciates the Staff’s comment and confirms that future amendments will comply with Rule 483(b).

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld